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                                  EXHIBIT 28.1



                K N ENERGY, AMERICAN OIL AND GAS COMPLETE MERGER


Lakewood, CO -- K N Energy, Inc. (NYSE-KNE) and American Oil and Gas Corporation (NYSE-AOG) announced today completion of their merger. Shareholders of both companies approved merger-related proposals at meetings held today.

The merger was structured as a tax-free pooling of interests. Pursuant to the merger, all outstanding AOG shares were converted into approximately 12.2 million shares of K N Energy common stock, representing approximately 44 percent of the outstanding common stock of K N Energy. K N Energy will have approximately 27.6 million shares outstanding after completion of the exchange. For the year ended December 31, 1993, on a combined basis, the companies had $1.0 billion in revenues, $125 million in pre-tax cash flows and approximately $31 million in net income.

K N Energy is a natural gas services company. These services include gas reserves development, gas gathering, processing, marketing, storage, transportation and retail gas distribution services. AOG is principally a Texas intrastate gas pipeline company and provides natural gas gathering, processing, storage, transportation and marketing services for producers and end-users from an operating base located primarily in West Texas and the Texas Panhandle.

Larry D. Hall, president and chief executive officer of K N Energy, said, "This merger combines two complementary companies that are competitively positioned to meet the needs of customers in the evolving natural gas industry. The two companies bring together a strong, capable team that we are confident can take advantage of growth opportunities."

                          OFFICER AND DIRECTOR CHANGES

Effective upon closing of the transaction, Charles W. Battey, previously K N Energy chairman and chief executive officer, became chairman of the board; Larry D. Hall, previously K N Energy's president and chief operating officer, was elected president and chief executive officer; and David M. Carmichael, previously AOG chairman and chief executive officer, was elected vice chairman of K N Energy.

Upon closing of the transaction, K N Energy's Board of Directors was increased from 10 to 14 directors. The new directors are Edward H. Austin Jr., principal of Austin, Calvert & Flavin, Inc. a San Antonio, Texas, investment counseling firm; David M. Carmichael, newly elected vice chairman of K N Energy and previously, chairman and chief executive officer of AOG; Edward
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         Randall, III, private investor; and James C. Taylor, owner and operator, Wytana Livestock Company, Bozeman, Montana.

In addition, Cabot Corporation, K N Energy's largest shareholder after the merger with approximately 16 percent of the outstanding common stock, will be represented at Board of Directors' meetings by a non-voting advisory director, John G. L. Cabot, Cabot Corporation's vice chairman and chief financial officer.

                                      END

Release Date:  IMMEDIATE RELEASE, WEDNESDAY, JULY 13, 1994

Contact:                  DICK BUXTON  (303) 763-3472   (KNE)
                          DAVE LOISEAU (303) 763-3494   (KNE)
                          TOM FANNING  (713) 739-2960   (AOG)